
Inner City Opportunity Zone

OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$9,300**
Maximum Amount	**1,070**	**$1,070,000**	**$995,100**

THE COMPANY

1. Name of issuer: Inner City Opportunity Zone LLC

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No


OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,300
Maximum Amount	1,070	$1,070,000	$995,100

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Joshua Griggs   Dates of Board Service: August 2019-Present

Principal Occupation: Real Estate Investor

Employer: Self   Dates of Service: 2004-Present

Employer's principal business: Real Estate

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

No other positions held

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

No other work experience – self-employed for past 3 years

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Joshua Griggs   Dates of Board Service: August 2019-Present

Principal Occupation: Real Estate Investor

Employer: Self   Dates of Service: 2004-Present

Employer's principal business: Real Estate

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

No other positions held

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

No other work experience – self-employed for past 3 years



Inner City Opportunity Zone

Inner City Opportunity Zone LLC
800 Village Square Crossing Ste 334
Palm Beach Gardens, FL 33410
561-207-6186

OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,300
Maximum Amount	1,070	$1,070,000	$995,100

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Joshua Griggs	100% of Ownership Units	**100%**

FP:  truCrowd

Inner City Opportunity Zone

Inner City Opportunity Zone LLC
800 Village Square Crossing Ste 334
Palm Beach Gardens, FL 33410
561-207-6186

OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,300
Maximum Amount	1,070	$1,070,000	$995,100

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Inner City Opportunity Zone LLC
Multifamily Real Estate Acquisitions

Security Type
Convertible Note
Raise: $1,070,000 USD
Minimum: $10,000 USD

Executive Summary

Inner City Opportunity Zone LLC is a privately-owned real estate investment company. Our company identifies, structures, executes and actively manages real estate for institutional and private clients. We specialize in repositioning distressed and underperforming multifamily properties into investment grade assets that produce high yield risk-adjusted returns.

ICOZ LLC's Investment Strategy is focused on value-added opportunity zone investments that typically require an equity commitment of $100K to $2M. We seek to achieve mid to high teen internal rates of return reflecting a multiple of 1.5 times its initial investment. Most investments are initially capitalized with leverage of 75% of cost and underwritten for a 3 to 7-year hold period.

Investment Strategy

- Multifamily Properties located in designed Opportunity Zones
- Value-Add and Opportunistic Approach
- Seeking locations where high barriers to entry create additional value
- Supply constrained urban markets
- Properties where location and/or scale create the greatest opportunity for landlord pricing power
- Under-developed sites where increasing density is likely to be feasible during the projected hold period
- Distressed opportunities

ICOZ LLC considers investment in multifamily properties to be very attractive based upon the combination of rental demand, location, physical condition and return targets. Projected capital expenditures giving rise to rent increases will result in higher net operating income and related investor rates of return on invested capital. Current returns will be aided by the higher rents while the capital improvements should support a lower cap rate upon eventual sale or refinance.

- Capitalization Rate: 8%-10%
- Debt: 75% Loan to Value
- Investment Period - 3-7 Year Hold
- Returns – 8% Annual
- Target Market – Southeast Florida

FP: truCrowd



Inner City Opportunity Zone

Inner City Opportunity Zone LLC
800 Village Square Crossing Ste 334
Palm Beach Gardens, FL 33410
561-207-6186

OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,300
Maximum Amount	1,070	$1,070,000	$995,100

Opportunity

Inner City Opportunity Zone LLC - Investing in Opportunity Zones

Opportunity Zones are census tracts, nominated by governors and certified by the U.S. Department of the Treasury, into which investors can invest in new projects intended to spur economic development in exchange for certain federal tax benefits.

Opportunity Funds

Opportunity Funds are investment vehicles that invest at least 90% of their capital in Qualified Opportunity Zones. The fund model enables investors to pool their resources in Opportunity Zones, increasing the scale of capital going to investments selected by the manager.

To capture the potential tax benefits offered by an Opportunity Fund, an investor must invest the gains from a sale of a prior investment (e.g., stock, bonds, real estate, a company) into an Opportunity Fund within 180 days of the sale of that investment. The investor only has to roll in the gain or profits from the sale of the investment, not the original principal of the investment. Moreover, only the taxable gains rolled over into an Opportunity Fund are eligible to receive the tax incentives.

Investing in Opportunity Funds can provide three substantial potential tax advantages to investors:

Deferral of capital gain

A tax deferral for any capital gains rolled over in an Opportunity Fund. The deferred gain would be recognized on the earlier of December 31, 2026 or the date on which the investment in the Fund is sold.

Reduction of the capital gains tax realized

A step-up in basis for capital gains rolled into an Opportunity Fund. The basis of the original investment is increased by 10% if the investment is held by the taxpayer for at least 5 years, and by an additional 5% if held for at least 7 years. In other words, if by December 31, 2026 an investor has held an investment in an Opportunity Fund for 7 years, then the tax on the initially deferred gain is expected to be reduced by 15%, or reduced by 10% if by then held for only five years.

No tax on any capital gains from an investment in Opportunity Fund

In the case of any investment in an Opportunity Fund held by a taxpayer for at least 10 years, the basis of such property shall be equal to the fair market value of such investment on the date that the investment is sold or exchanged. In short, after 10 years, thereafter there would be zero federal capital gains tax on profits from the sale of an investment in an Opportunity Fund

Company

ICOZ LLC's Management Team has over 15 plus years of combined experience in the real estate industry. The Management Team has extensive experience in each of ICOZ's core competencies, including acquisitions, development, sales and marketing, asset management, capital markets and finance.

ICOZ LLC believes the firm's team with multi-disciplinary experience provides a competitive advantage over other multifamily residential acquirers. Unlike many more purely financial oriented investors, ICOF can perform all the post-investment value-added activities, including sales and marketing and development, which are frequently outsourced by many


OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,300
Maximum Amount	1,070	$1,070,000	$995,100

others in this market. ICOZ LLC believes its in-house capabilities will result in superior quality control and subsequent returns to our investors.

ICOZ LLC is owned and managed by Joshua Griggs, principal of the Sponsor Member. Mr. Griggs owns and manages numerous multi-family apartment entities; Griggs has co-managed approximately 1,200 apartment units in southeast Michigan and Florida with a real estate private equity firm located in Michigan. Mr. Griggs is a resident of West Palm Beach, Florida and is focused daily on building a real estate portfolio in the State of Florida.

Since 2006, Joshua Griggs has served as CEO of IMIR Real Estate Inc. He obtained his Bachelors' degree in Business Administration with an emphasis in Management from Howard University in Washington, D.C. After college Mr. Griggs set his sights on being an entrepreneur and ventured into government contracting and real estate.

Mr. Griggs has extensive experience in the acquisition, construction, management and disposition of real estate. His responsibilities with IMIR include investor presentations, fund raising activities, overseeing investment performance and approving decisions on investment opportunities. Additional responsibilities include assessing market value of investments and maintaining relationships with both private and institutional investors.

Why Invest in Multi-family Properties?

Investors have a wide range of choices when it comes to real estate investing. Those looking to diversify their portfolio may be considering income-producing real estate, such as multifamily housing. There are many benefits, including tax breaks and loan opportunities, that can make multi-unit rental investing a wise choice. Here are some key reasons why you should consider investing in a multifamily housing property:

5 Reasons to Invest in Multifamily Housing

1. Increased Cash Flow
2. Multifamily Properties Hold Their Value
3. Tax Breaks
4. Better Loan Opportunities
5. Demand Projected to Increase

What is Multifamily Housing?

A multifamily residential property, also known as multifamily housing, refers to more than one housing unit contained in one building or group of buildings. This term includes a range of building types depending on the number of units involved, construction style, and amenities provided. Examples include duplexes, triplexes, quadplexes, apartment complexes, and townhomes.

Multifamily housing can be aimed at different markets, such as affordable housing for students, low-income residents, or luxury renters. Certain types of housing may also be eligible for government subsidies by performing certain renting activities, ranging from the Section-8 program to residential assisted living facilities.

Generally, when a property has four units or less it is considered residential property; otherwise, it is labeled a commercial property. How the property is zoned will determine the appropriate rental activity. The number of units will also impact the type of financing you will need and rate of return you might expect.


Inner City Opportunity Zone LLC
800 Village Square Crossing Ste 334
Palm Beach Gardens, FL 33410
561-207-6186

OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,300
Maximum Amount	1,070	$1,070,000	$995,100

Execution

Proactive Sourcing Strategy:

ICOF's Management Team has developed an extensive network of contacts including owners, developers, brokers, banker and consultants, which results in a strong flow of acquisition opportunities that are often not subject to intensive competitive processes.

Of the direct investments that the management team has made, more than 50% were sourced by members of the Management Team through their private contacts in the investment community, rather than in response to a broadly-based marketing program. ICOF believes its strategy of seeking opportunities on a privately negotiated basis where there is limited competition enables our targets to achieve more favorable pricing and terms.

Due Diligence: Acquisition and Financing

- Coordination of entire due diligence process
- Analyze and interpret market, demographic and economic data
- Evaluate asset, location and site characteristics Conduct financial review and analysis (historical and proforma, including sensitivities)
- Development of business plan
- Optimize and execute capital market strategy for investment

Aggressive Asset Management

The Fund will be operationally focused, relying on ICOZ LLCs in-house asset management capabilities, which include marketing and sales, development/redevelopment, finance and capital markets. ICOZ LLC utilizes a comprehensive integrated investment process designed to meet project objectives, through the efficient and coordinated effort. Pre-investment, during the due diligence process, SG develops a business plan for the potential investment which includes market analysis, architectural and design specifications, construction plans, sales and marketing plans and pro-forma, financial analysis.

Post-investment, senior members of the Management Team are responsible for the execution of the business plan and closely monitor performance to ensure any necessary refinements are immediately implemented.

To fund the acquisition, the Company intends to place **new First Mortgage loan and Equity capital from Investors.** ICOF is in the process of negotiating the terms of the Senior Loans, and these terms are based on indications of interest from certain established financial institutions and lenders.

FP:  truCrowd

Inner City Opportunity Zone

Inner City Opportunity Zone LLC
800 Village Square Crossing Ste 334
Palm Beach Gardens, FL 33410
561-207-6186

OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,300
Maximum Amount	1,070	$1,070,000	$995,100

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

(1) General Risks of Real Estate Ownership

The ability of the Company to pay its debts and meet its other obligations in a timely fashion and to make cash distributions to the investors will depend on factors that affect all apartment investments, including local economic conditions, housing preference of prospective tenants, reputation of the Property, new competition, real estate and local taxes, the availability of future financing, risks relating to environmental factors, uninsured casualties, condemnation and possible changes in governmental rules and regulations. The Property also faces the risk that tenants may not be able to meet their financial obligations due to deterioration in their own personal financial situation.

(2) Risks Relating to Projections

The Projections included in this Offering represent ICOZ estimates of, among other items, the Company's income, expenses, capital expenditures and debt service and are based on the assumptions described herein. The Projections are presented for illustrative purposes only and there is no assurance that the Company will be able to achieve the forecasted results. Actual results may vary from those projected and the variances may be material and adverse.

(3) Risks Related to Mortgage Financing

The projections assume that a Senior Loan will be approved and closed by the Company. While verbal discussions have been held, there is no assurance that the Senior Loan will be approved. Approval will be subject to lender due diligence, appraisal valuation and satisfactory environmental investigation. Without the Senior Loan, there will be no closing and Equity will be returned in full. Further, the interest rate is indicative of the anticipated rate and has not yet been fixed, but upon closing will be fixed for the term of the loan.

(4) Risks Related to Management of Company

All day-to-day decisions with respect to the Company will be made by ICOZ and the Investors will have no right to take part in the day-to-day management of the Company. The Investors do not have the right to remove ICOZ absent gross negligence.

Certain major decisions such as dissolution and major acquisitions, dispositions, borrowings and refinancing require the approval ICOZ.

FP: truCrowd


Inner City Opportunity Zone

Inner City Opportunity Zone LLC
800 Village Square Crossing Ste 334
Palm Beach Gardens, FL 33410
561-207-6186

OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,300
Maximum Amount	1,070	$1,070,000	$995,100

(5) Risks Relating to Additional Capital Contributions

ICOZ, may request voluntary, additional capital contributions if IC determines that the receipt of such additional capital contributions is necessary or desirable to fund the Company obligations, to improve or enhance the Property, or for any other Company purpose. If additional capital contributions are made and an Investor Member does not make said additional capital contribution equal to his pro-rata share (based on his initial capital contribution), that Investor Member interest in the Company may be diluted and the dilution may be material. Further, "last-in" Equity must be satisfied before any distributions can be made to original capital.

(7) Risks Related to Federal Tax Matters

The Company shall be treated as a partnership for purposes of federal and state taxation. Investor Members will thus be taxed on their share of the Company's income regardless of the amount of distribution paid by the Company during the year. Accordingly, Investor Members may have an amount of tax to pay on their share of Company income, for one or more years, which exceeds the distributions received during such year(s). In addition, non-residents of Florida may incur Florida tax liability and/or Florida tax filing responsibility as a result of an investment in the Company.

(8) Risks Related to Local Tax Matters

The Company's real estate taxes are a material portion of the operating expenses of the Property. Those taxes could materially increase, decreasing the Property's cash flow, if, over a period of time, a greater than 50% transfer of ownership of the Property occurs, causing an "uncapping" of the Property taxes under state law. There will be an "uncapping" which would increase the property taxes. The Investor Members will be taking the risk that, due to a factual change or legal challenge from a government unit, an uncapping could occur and/or that legal fees will need to be expended by the Company on this issue

The SEC requires the company to identify risks that are specific to its business and its financial condition.

The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

• **Crowdfunding for early stage companies is relatively new.** Crowdfunding (defined as online offerings of the securities of early stage companies to retail investors) is a relatively new industry that has only started to develop with the SEC's adoption of Regulation A+ in June 2015 and Regulation Crowdfunding on May 16, 2016. Early stage companies may be slow to adopt crowdfunding as a method of capital formation, which would mean fewer deals for investors to choose from and less research for us to prepare. Alternatively, investors may be slow to adopt crowdfunding as a viable investment substitute, which would mean fewer early stage companies raising money and a smaller potential customer base. As a result, a risk exists that we acquire fewer customers or acquire customers at a slower pace than we anticipate.

• **This is a brand-new company.** We were formed in August 2019, have only recently launched our website, and have no revenues. If you are investing in this company, it's because you believe in the idea and the market opportunity, the quality of the team, and the direction of the business to date.

FP: truCrowd


Inner City Opportunity Zone

Inner City Opportunity Zone LLC
800 Village Square Crossing Ste 334
Palm Beach Gardens, FL 33410
561-207-6186

OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**200**	**$10,000**	**$9,300**
Maximum Amount	**1,070**	**$1,070,000**	**$995,100**

• **Our accountant has included a "going concern" note in its review report.** We may not have enough funds to sustain the business until it becomes profitable. Our ability to remain in business is reliant on either generating sufficient cash flows, raising additional capital, or likely a combination of the two. Additionally, even if targeted funds are raised, it is likely that we will need to raise additional funds in the near future.

• **We are controlled by our officers and directors.** Our officers and directors currently hold all of our voting stock, and at the conclusion of this offering will continue to hold a majority of thencompany's common stock. Investors in this offering will not have the ability to control a vote by the stockholders or the board of directors.

• **The company will need to raise additional money in the future.** We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will lose your investment. Even if we raise everything at or above our targeted funds, it is likely that we will need to raise additional funds in the future. The ability to raise funds will always be a risk until we achieve sustainable profitability, which we currently cannot predict. Even if we do successfully raise more funds after this offering, the terms of that offering could result in a reduction in value of your investment in the company, as later stage investors may get more favorable terms.

• **It is difficult for us to accurately predict our earnings potential.** Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.

An investment in the Company's securities involves substantial risk. Prospective investors should consider carefully the factors referred to below as well as others associated with their investment. In addition, this Memorandum contains forward-looking statements regarding future events and the future financial performance of the Company that involve significant risks and uncertainties. Investors are cautioned that such statements are predictions and beliefs of the Company, and the Company's actual results may differ materially from those discussed herein. The discussion below includes some of the material risk factors that could cause future results to differ from those described or implied in the forward looking statements and other information appearing elsewhere in this Memorandum. If any of the following risks, or any additional risks and uncertainties not listed below and not presently known to us, actually occur, our business could be harmed or fail. In such case, you may lose all or part of your Investment.

General Risks Associated with an Early Stage Company

As a new company we have a limited operating history. The Company was organized on August 22,2019. We have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business and have not yet commenced full-scale operations. Accordingly, we are in the initial revenue phase, and our activities to date have involved research and development, business planning, market testing and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by pre revenue companies in early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

We expect losses in the foreseeable future. Excluding the effect of any future non-operating gains, we expect to incur losses for the foreseeable future and, if we ever generate revenues, or have profits, we may not be able to sustain them. Our expenses will increase as we build an infrastructure to implement our business model.

Our success is dependent on our key personnel. We believe that our success will depend on the continued employment of our senior management and key personnel. If one or more members of our senior management were unable or unwilling to


OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,300
Maximum Amount	1,070	$1,070,000	$995,100

continue in their present positions, our business and operations could be disrupted and this could put the overall business at risk, and therefore investors could be at risk of losing their investments.

Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

We may not effectively manage growth. The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition. Investors could therefore be at risk of losing their investments if growth is not managed effectively.

Our efficiency may be limited while our current employees and future employees are being integrated into our operations. In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

We expect our expenses to grow as the Company grows. Our expenses will increase as we build infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

The Company may not reach its sales goals. The Company has forecasted its capitalization requirements based on income goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

The Company may require additional financing to support capital needs. The Company may need to explore additional financing transactions that management determines are in the best interest of the Company, including, without limitation, commercial debt transactions, private offerings of debt or equity securities, a rights offering, and other strategic alternatives. Such additional financing may not be available to the Company, or, if available, the Company may be unable to undertake such additional financing on terms that are advantageous to the Company. If the Company fails to raise additional capital in such an offering, or through other fund raising efforts, such a failure could have a material adverse effect on the Company, and investors in this Offering could be at greater risk of losing their investments due to the inability of the business to proceed with enough working capital to effectively run the Company.


OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,300
Maximum Amount	1,070	$1,070,000	$995,100

Many of our competitors have greater brand recognition and greater financial, marketing and other resources. Many of our competitors have greater brand recognition, and greater financial, marketing, and other resources than the Company. This may place us at a disadvantage in responding to our competitors' strategies, technological advances, advertising campaigns, strategic alliances and other initiatives. Consequently, such competitors may be in a better position than the Company to take advantage of acquisitions and business opportunities, and devote greater resources to marketing and sale of their product offerings. There cannot be any certainty that the Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment.

Management has broad discretion as to the use of proceeds. The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering and the Debt Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.

Management has voting control of the Company. Management of the Company presently holds a majority of the issued and outstanding voting common stock in the Company. Due to their stock ownership and positions with the Company, the current officers will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. Our business plan is capital intensive. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events. Investors must be prepared for these potential modifications to stated strategies and understand the inherent risk to their investment that these modifications could pose.

Risks Associated with the Business of the Company

You can lose 100% of your investment. Many small business startups like the Company fail. Inner City Opportunity Zone LLC is a risky venture and it may fail to achieve its goals or carry out its business plans. Each investor bears the risk of losing all or part of his/her/its investment.

Other economic and public health conditions in the markets in which we operate, including rising commodity and fuel prices, higher labor costs, increased transportation costs, natural disasters, terrorist attacks, outbreaks of public health pandemics or other diseases, or third party conduct could negatively impact our business. Various economic and public health conditions can have a significant negative impact on our business. Significant increases in the costs of other products, which are required by consumers, such as gasoline, home heating fuels, or groceries, may reduce discretionary spending by our target market, which would negatively impact our business. Economic conditions may also be negatively impacted by terrorist attacks, wars and other conflicts, increases in critical commodity prices, or the prospect of such events. Such a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could harm our revenues and profitability.

In addition to experiencing potentially lower or no revenues from our products during times of economic difficulty, in an effort to maintain sales during such times we may need to reduce the price of our products, increase our promotional spending, or take other steps to encourage consumer purchases of our products. Those steps may lower our net revenues, if any, decrease our operating margins, increase our costs and/or lower our profitability, to the extent it is ever achieved.

FP: truCrowd

Inner City Opportunity Zone

Inner City Opportunity Zone LLC
800 Village Square Crossing Ste 334
Palm Beach Gardens, FL 33410
561-207-6186

OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,300
Maximum Amount	1,070	$1,070,000	$995,100

General economic conditions, including a prolonged weakness in the economy, may affect the real estate industry, which could adversely affect our execution. Our results of operations are dependent on a number of factors impacting consumers, including general economic and business conditions; consumer confidence; wages and employment levels; the housing market; consumer debt levels; availability of consumer credit; credit and interest rates; fuel and energy costs; energy shortages; taxes; and general political conditions, both domestic and abroad. A prolonged downturn or an uncertain outlook in the economy may materially adversely affect our business, revenues and profits.

THE BOTTOM LINE: Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. We cannot guaranty success, return on investment, or repayment of loans.

<u>**Please only invest what you can afford to lose.**</u>

THE OFFERING

9.   What is the purpose of this offering?

The purpose of this offering is to raise the required capital to acquire multifamily housing units in Opportunity Zones in urban markets.

10.   How does the issuer intend to use the proceeds of this offering?

	Minimum Offering Sold	Maximum Offering Sold
Total Proceeds	$10,000	$1,070,000
Less: Offering Expenses	$700	$74,900
Net Proceeds	$9,300	$995,100
Use of Net Proceeds		
Marketing & Advertising	$4,000	$175,000
Legal	$2,650	$25,000
Property Acquisition and Renovations		$700,000
Administration	$2,350	$75,000
General Funds	$300	$20,100
Total Proceeds	$9,300	$995,000

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

NOTE: The Company will issue the shares through its Attorney or qualified Stock Transfer company.


OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,300
Maximum Amount	1,070	$1,070,000	$995,100

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

Securities Offered	We are offering a minimum $10,000 and maximum $1,070,000 of the Company's Convertible Note
Pricing	The unit price per convertible note is $50, with a minimum purchase amount of 6 units (for a minimum purchase price of $300)
Note Composition	Each subscription consists of a Convertible Note (Each, a "Note" and, collectively, the "Notes") that matures 24 months from the date of issuance, and at Company's option, is convertible.
Annual Return	8% Interest
Conversion of Note	If offered by Company, Option to convert Note at maturity into public market
Use of Proceeds- See Use of Proceeds	For acquisition and renovation of multifamily residential properties, as well as for general corporate purposes and working capital

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered


OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,300
Maximum Amount	1,070	$1,070,000	$995,100

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

No other securities

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company has the option to convert the securities sold in this offering into equity at note's maturity.

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The Company has the option to convert the securities sold in this offering into equity at note's maturity

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The company elected to offer an above average return based on the industry and the underline value of the real estate.

FP: truCrowd


Inner City Opportunity Zone

Inner City Opportunity Zone LLC
800 Village Square Crossing Ste 334
Palm Beach Gardens, FL 33410
561-207-6186

OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,300
Maximum Amount	1,070	$1,070,000	$995,100

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if he is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23.   What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.
- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.
- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.
- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

None

FP:  truCrowd

Inner City Opportunity Zone

Inner City Opportunity Zone LLC
800 Village Square Crossing Ste 334
Palm Beach Gardens, FL 33410
561-207-6186

OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,300
Maximum Amount	1,070	$1,070,000	$995,100

25.   What other exempt offerings has the issuer conducted within the past three years?

None

26.   as or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;

(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4)   any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

None

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☐ Yes ☑ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The issuer has no operations history or current revenues.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:


Inner City Opportunity Zone LLC
800 Village Square Crossing Ste 334
Palm Beach Gardens, FL 33410
561-207-6186

Inner City Opportunity Zone

OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$9,300**
Maximum Amount	**1,070**	**$1,070,000**	**$995,100**

Inner City Opportunity Zone, LLC
As of the date of Inception, August 22, 2019
With Independent Accountant's Review Report


Inner City Opportunity Zone

Inner City Opportunity Zone LLC
800 Village Square Crossing Ste 334
Palm Beach Gardens, FL 33410
561-207-6186

OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**200**	**$10,000**	**$9,300**
Maximum Amount	**1,070**	**$1,070,000**	**$995,100**

INNER CITY OPPORTUNITY ZONE, LLC

Financial Statements

As of the date of inception, August 22, 2019

Contents


Inner City Opportunity Zone

Inner City Opportunity Zone LLC
800 Village Square Crossing Ste 334
Palm Beach Gardens, FL 33410
561-207-6186

OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,300
Maximum Amount	1,070	$1,070,000	$995,100

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Inner City Opportunity Zone, LLC

I have reviewed the accompanying financial statements of Inner City Opportunity Zone, Llc., which comprises the balance sheet as of August 22, 2019 (the date of inception), and the related statement of income, changes in members' equity, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Plano, Texas
September 5, 2019



 Inner City Opportunity Zone

Inner City Opportunity Zone LLC
800 Village Square Crossing Ste 334
Palm Beach Gardens, FL 33410
561-207-6186

OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	200	$10,000	$9,300
Maximum Amount	1,070	$1,070,000	$995,100

(This page intentionally left blank.)


Inner City Opportunity Zone

Inner City Opportunity Zone LLC
800 Village Square Crossing Ste 334
Palm Beach Gardens, FL 33410
561-207-6186

OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$9,300**
Maximum Amount	**1,070**	**$1,070,000**	**$995,100**

Inner City Opportunity Zone, LLC

Balance Sheet

	August 22, 2019
Assets	
Current assets:	
Cash and cash equivalents	$ -
Total current assets	-
Property plant and equipment:	-
Total assets	$ -
Liabilities and Members' Equity	
Current liabilities:	
Accrued interest	-
Credit card payable	-
Line of credit	-
Total current liabilities	-
Long-term obligations	-
Total liabilities	-
Members' equity:	
Joshua Griggs	-
Total members' equity	-
Total liabilities and members' equity	$ -

See Independent Accountant's Review Report.



Inner City Opportunity Zone LLC
800 Village Square Crossing Ste 334
Palm Beach Gardens, FL 33410
561-207-6186

Inner City Opportunity Zone

OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,300
Maximum Amount	1,070	$1,070,000	$995,100

Inner City Opportunity Zone, LLC

Balance Sheet

	August 22, 2019
Assets	
Current assets:	
Cash and cash equivalents	$ -
Total current assets	-
Property plant and equipment:	-
Total assets	$ -
Liabilities and Members' Equity	
Current liabilities:	
Accrued interest	-
Credit card payable	-
Line of credit	-
Total current liabilities	-
Long-term obligations	-
Total liabilities	-
Members' equity:	
Joshua Griggs	-
Total members' equity	-
Total liabilities and members' equity	$ -

See Independent Accountant's Review Report.


Inner City Opportunity Zone

Inner City Opportunity Zone LLC
800 Village Square Crossing Ste 334
Palm Beach Gardens, FL 33410
561-207-6186

OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,300
Maximum Amount	1,070	$1,070,000	$995,100

Inner City Opportunity Zone, LLC

Statement of Operations

	August 22, 2019
Revenue	$ -
Expenses:	
Advertising and marketing	-
Bank charges	-
Legal expenses	-
Start-up expenses	125
Travel and meals	-
Total operating expenses	125
Net Loss	**$ (125)**

See Independent Accountant's Review Report.


Inner City Opportunity Zone

OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,300
Maximum Amount	1,070	$1,070,000	$995,100

Inner City Opportunity Zone, LLC

Statements of Changes in Members' Equity

	Joshua Griggs
Balance at December 31, 2018	$ -
Plus: Members' contributions	125
Less: Net loss	(125)
Balance at August 22, 2019	$ -

See Independent Accountant's Review Report.


Inner City Opportunity Zone

OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,300
Maximum Amount	1,070	$1,070,000	$995,100

Inner City Opportunity Zone, LLC

Statements of Cash Flows

	August 22, 2019
Operating activities	
Net Loss	$ (125)
Increase (decrease) in interest expenses	
Increase (decrease) in trades payables	
Net cash used by operating activities	(125)
Investing activities	
Property and equipment	-
Net cash used in investing activities	-
Financing activities	
Proceeds from capital contribution	125
Net cash provided by financing activities	125
Net increase in cash and cash equivalents *(note 1)*	-
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -

See Independent Accountant's Review Report.


Inner City Opportunity Zone LLC
800 Village Square Crossing Ste 334
Palm Beach Gardens, FL 33410
561-207-6186

OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,300
Maximum Amount	1,070	$1,070,000	$995,100

Inner City Opportunity Zone, LLC
Notes to Financial Statements
August 22, 2019

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Inner City Opportunity Zone, LLC, (ICOZ) (the Company) is a development stage Florida limited liability company. The Company is a privately-owned real estate investment company, where it identifies, structures, executes and actively manages real estate for institutional and private clients. They specialize in repositioning distressed and underperforming multifamily properties into investment grade assets that produce high yield risk-adjusted returns.

ICOZ's Investment Strategy is focused on value-added opportunity zone investments in small to mid-cap sized transactions typically requiring an equity commitment of $100K to $2M. Their goal is to achieve mid to high teen internal rates of return and nominal returns reflecting a multiple of 1.5 times its initial investment. Most investments are initially capitalized with leverage of 70-75% of cost and underwritten for a 3 to 7-year hold period.

Use of estimates:

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-month convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from three to seven years.

Repairs and maintenance performed on equipment or software are expensed as incurred.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

See Independent Accountant's Review Report.


Inner City Opportunity Zone

Inner City Opportunity Zone LLC
800 Village Square Crossing Ste 334
Palm Beach Gardens, FL 33410
561-207-6186

OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**200**	**$10,000**	**$9,300**
Maximum Amount	**1,070**	**$1,070,000**	**$995,100**

Inner City Opportunity Zone, LLC
Notes to Financial Statements (continued)
August 22, 2019

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

2. Income Taxes

The Company has retained its election to be taxed as a partnership for federal and state tax purposes. Accordingly, the Company is not subject to income taxes in any jurisdiction. Each member is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

3. Membership Units

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the membership units, are as follow:

Each unit is entitled to one vote.

4. Commitments and Contingencies

As of the date of issuance of financials, September 5, 2019, the company has no commitments or contingencies.

5. Subsequent Events

Management has evaluated subsequent events through September 5, 2019, the date on which the financial statements were available to be issued.

See Independent Accountant's Review Report.

FP: truCrowd


Inner City Opportunity Zone

Inner City Opportunity Zone LLC
800 Village Square Crossing Ste 334
Palm Beach Gardens, FL 33410
561-207-6186

OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,300
Maximum Amount	1,070	$1,070,000	$995,100

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

   (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
   (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
   (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No
   (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No
   (iv) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   (i) at the time of the filing of this offering statement bars the person from:
      (A) association with an entity regulated by such commission, authority, agency or officer?
         ☐ Yes ☑ No
      (B) engaging in the business of securities, insurance or banking?
         ☐ Yes ☑ No
      (C) engaging in savings association or credit union activities?
         ☐ Yes ☑ No
   (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

   (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No


OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,300
Maximum Amount	1,070	$1,070,000	$995,100

(ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii)   bars such person from being associated with any entity or from participating in
the offering of any penny stock? ☐ Yes ☑ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and

(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

FP:  truCrowd

Inner City Opportunity Zone

Inner City Opportunity Zone LLC
800 Village Square Crossing Ste 334
Palm Beach Gardens, FL 33410
561-207-6186

OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,300
Maximum Amount	1,070	$1,070,000	$995,100

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at:

icopportunityz.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days


OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,300
Maximum Amount	1,070	$1,070,000	$995,100

EXHIBIT A
FORM OF CONVERTIBLE NOTE

THIS NOTE (the "SECURITIES") HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE, AND IS BEING OFFERED AND SOLD PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. THIS SECURITY MAY NOT BE SOLD OR TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR SUCH OTHER LAWS.

Company: Inner City Opportunity Zone LLC
Maturity Date: 24 Months
Principal Amount: $ _____
Interest Rate: 8% per annum
Conversion Option: At Company's Election.

Inner City Opportunity Zone LLC, a State of Florida based Limited Liability Company (the "Company') and any successor or resulting corporation by way of merger, consolidation, sale or exchange of all or substantially all of the assets or otherwise (the **"Company"**), for value received, hereby promises to pay to the Holder (as such term is hereinafter defined), or such other Person (as such term is hereinafteater defined) upon order of the Holder, on the Maturity Date, the Principal Amount (as such term is hereinafter defined), as such sum may be adjusted pursuant to Article 3, and to pay interest thereon from the Closing Date, at the rate 8% per annum (the **"Note Interest Rate"**), payable at maturity. All interest payable on the Principal Amount of this Note shall be calculated on the basis of a 360-day year for the actual number of days elapsed. Payment of principal or interest of this Note shall be in cash or, at the option of the Company and if Holder elects, in Securities of Common Stock of the Company as more fully set forth herein.

DEFINITIONS

<u>Definitions</u>. The terms defined in this Article whenever used in this Note have the following respective meanings:

"Affiliate" has the meaning ascribed to such term in Rule 12b-2 under the Securities Exchange Act of 1934, as amended.

"Bankruptcy Code" means the United States Bankruptcy Code of 1986, as amended (11 U.S.C. §§ 101 <u>et</u>. <u>Seq</u>.).

"Business Day" means a day other than Saturday, Sunday or any day on which banks located in the State of Florida are authorized or obligated to close.

"Capital Securities" means the Common Stock and any other Securities of any other class or series of capital stock, whether now or hereafter authorized and however designated, which have the right to participate in the distribution of earnings and assets (upon dissolution, liquidation or winding-up) of the Company.

"Common Securities" or **"Common Stock"** means Securities of the Company's Common Stock.

"Common Stock Issued at Conversion", when used with reference to the securities deliverable upon conversion of this Note, means all Common Securities now or hereafter outstanding and securities of any other class or series into which this Note hereafter shall have been changed or substituted, whether now or hereafter created and however designated.

"Conversion" or **"conversion"** means the repayment by the Company of the Principal Amount and interest of this Note by the delivery of Common Stock on the terms provided in Section 3.2, and **"convert," "converted," "convertible"** and like words shall have a corresponding meaning.

"Conversion Date" means any day on which all or any portion of the Principal Amount or interest of this Note is converted in accordance with the provisions hereof.

"Conversion Notice" means a written notice of conversion substantially in the form annexed hereto as <u>Exhibit B</u>.

"Conversion Ratio" on any date of determination means the applicable ratio for the conversion of this Note into Common Securities on such day as set forth in Section 3.1.

FP: truCrowd


Inner City Opportunity Zone

Inner City Opportunity Zone LLC
800 Village Square Crossing Ste 334
Palm Beach Gardens, FL 33410
561-207-6186

OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,300
Maximum Amount	1,070	$1,070,000	$995,100

"**Note**" or "**Notes**" means this Convertible Note of the Company or such other convertible Note(s) exchanged therefor as provided in Section 2.1.

"**Event of Default**" has the meaning set forth in Section 6.1.

"**Holder**" means the person or entity to which this Note is issued, any successor thereto, or any Person to whom this Note is subsequently transferred in accordance with the provisions hereof.

"**Maximum Rate**" has the meaning set forth in Section 6.3.

"**Outstanding**" when used with reference to Common Securities or Capital Securities (collectively, "**Securities**") means, on any date of determination, all issued and outstanding Securities, and includes all such Securities issuable in respect of outstanding scrip or any certificates representing fractional interests in such Securities; provided, however, that any such Securities directly or indirectly owned or held by or for the account of the Company or any Subsidiary of the Company shall not be deemed "**Outstanding**" for purposes hereof.

"**Person**" means an individual, a corporation, a partnership, an association, a limited liability company, an unincorporated business organization, a trust or other entity or organization, and any government or political subdivision or any agency or instrumentality thereof.

"**Principal Amount**" means, for any date of calculation, the principal sum set forth in the first paragraph of this Note.

"**SEC**" means the United States Securities and Exchange Commission.

"**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder, all as in effect at the time.

"**Subsidiary**" means any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are owned directly or indirectly by the Company.

All references to "cash" or "$" herein means currency of the United States of America.

ARTICLE 2
EXCHANGES, TRANSFER AND REPAYMENT

SECTION 2.1   Registration of Transfer of Notes. This Note, when presented for registration of transfer, shall (if so required by the Company) be duly endorsed, or be accompanied by a written instrument of transfer in form reasonably satisfactory to the Company duly executed, by the Holder duly authorized in writing.

SECTION 2.2   Loss, Theft, Destruction of Note. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Note and, in the case of any such loss, theft or destruction, upon receipt of indemnity or security reasonably satisfactory to the Company, or, in the case of any such mutilation, upon surrender and cancellation of this Note, the Company shall make, issue and deliver, in lieu of such lost, stolen, destroyed or mutilated Note, a new Note of like tenor and unpaid Principal Amount dated as of the date hereof. This Note shall be held and owned upon the express condition that the provisions of this Section 2.2 are exclusive with respect to the replacement of a mutilated, destroyed, lost or stolen Note and shall preclude any and all other rights and remedies notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement of negotiable instruments or other securities without the surrender thereof.

SECTION 2.3   Who Deemed Absolute Owner. The Company may deem the Person in whose name this Note shall be registered upon the registry books of the Company to be, and may treat it as, the absolute owner of this Note (whether or not this Note shall be overdue) for the purpose of receiving payment of or on account of the Principal Amount of this Note, for the conversion of this Note and for all other purposes, and the Company shall not be affected by any notice to the contrary. All such payments and such conversions shall be valid and effectual to satisfy and discharge the liability upon this Note to the extent of the sum or sums so paid or the conversion or conversions so made.

SECTION 2.4   Repayment of Interest.   Interest shall accrue at the rate of eight percent 8% per annum payable in arrears at maturity.

OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,300
Maximum Amount	1,070	$1,070,000	$995,100

SECTION 2.5   Repayment at Maturity. At the Maturity Date, the Company shall repay the outstanding Principal Amount plus accrued interest or, at the option of the Holder, shall convert all or any portion of the outstanding Principal Amount of this Note and accrued and unpaid interest thereon, into Securities of the Company's common stock, as provided for herein.

SECTION 2.6   Buy-Back Option. In addition to the termination rights set forth in Exhibits A, B, and/or C, the Company may terminate this Agreement at any time after the first 180 days with or without cause, such termination right hereinafter referred to as the "Buy-Back Option"). In the event the Company exercises its Buy-Back Option pursuant to this Section 2.6, the Company shall make a one-time payment to the holder (such payment hereinafter referred to as the "Buy-Back Option Fee"). The Buy-Back Option Fee shall be an amount equal to the current value of the security (principal investment amount plus any interest accrued as of the execution date of the Buy-Back Option). In the event the Company exercises its Buy-Back Option, the agreement shall be considered complete.

ARTICLE 3
CONVERSION OF NOTE

SECTION 3.1   Conversion; Conversion Ratio; Valuation Event. At the option of the Company and Holder's election if offered at maturity, this Note may be converted, either in whole or in part, up to the full Principal Amount plus accrued interest hereof into Common Securities (calculated as to each such conversion to the nearest whole share, at any time and from time to time on any Business Day, subject to compliance with Section 3.2.). In the event of any recapitalization or reorganization, the Conversion Ratio shall be adjusted accordingly.

SECTION 3.2   Exercise of Conversion Privilege. (a) Conversion of this Note may be exercised, if offered by Company, at Maturity Date by the Holder by telecopying an executed and completed Conversion Notice to the Company (the "Conversion Date"). The Company shall convert this Note and issue the Common Stock Issued at Conversion in the manner provided below in this Section 3.2, and all voting and other rights associated with the beneficial ownership of the Common Stock Issued at Conversion shall vest with the Holder, effective as of the Conversion Date at the time specified in the Conversion Notice. The Conversion Notice also shall state the name or names (with addresses) of the persons who are to become the holders of the Common Stock Issued at Conversion in connection with such conversion. As promptly as practicable after the receipt of the Conversion Notice as aforesaid, but in any event not more than five(5) Business Days after Holder's delivery of such Conversion Notice, the Company shall (i) issue the Common Stock Issued at Conversion in accordance with the provisions of this Article 3 and (ii) cause to be mailed for delivery by overnight courier a certificate or certificate(s) representing the number of Common Securities to which the Holder is entitled by virtue of such conversion, and cash, as provided in Section 3.3, as applicable, representing the amount of accrued and unpaid interest on this Note as of the Conversion Date. Such conversion shall be deemed to have been effected at the time at which the Conversion Notice indicates, and at such time the rights of the Holder of this Note, as such (except if and to the extent that any Principal Amount thereof remains unconverted), shall cease and the Person and Persons in whose name or names the Common Stock Issued at Conversion shall be issuable shall be deemed to have become the holder or holders of record of the Common Securities represented thereby, and all voting and other rights associated with the beneficial ownership of such Common Securities shall at such time vest with such Person or Persons. The Conversion Notice shall constitute a contract between the Holder and the Company, whereby the Holder shall be deemed to subscribe for the number of Common Securities which it will be entitled to receive upon such conversion and, in payment and satisfaction of such subscription to surrender this Note and to release the Company from all liability thereon (except if and to the extent that any Principal Amount thereof remains unconverted).

SECTION 3.3   Fractional Securities. No fractional Common Securities or scrip representing fractional Common Securities shall be delivered upon conversion of this Note. Instead of any fractional Common Securities which otherwise would be delivered upon conversion of this Note, the Company shall round up to the next whole share. No cash payment of less than $1.00 shall be required to be given unless specifically requested by the Holder.

FP:  truCrowd

Inner City Opportunity Zone

Inner City Opportunity Zone LLC
800 Village Square Crossing Ste 334
Palm Beach Gardens, FL 33410
561-207-6186

OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,300
Maximum Amount	1,070	$1,070,000	$995,100

SECTION 3.4   Adjustments. The Conversion Ratio and the number of Securities deliverable upon conversion of this Note are subject to adjustment from time to time as follows:

Reclassification, Etc. In case the Company shall reorganize its capital, reclassify its capital stock, consolidate or merge with or into another entity (where the Company is not the survivor or where there is a change in or distribution with respect to the Common Stock of the Company), sell, convey, transfer or otherwise dispose of all or substantially all its property, assets or business to another Person, or effectuate a transaction or series of related transactions in which more than fifty percent (50%) of the voting power of the Company is disposed of (each, a **"Fundamental Corporate Change"**) and, pursuant to the terms of such Fundamental Corporate Change, Securities of common stock of the successor or acquiring corporation, or any cash, Securities of stock or other securities or property of any nature whatsoever (including warrants or other subscription or purchase rights) in addition to or in lieu of common stock of the successor or acquiring corporation (**"Other Property"**) are to be received by or distributed to the holders of Common Stock of the Company, then the Holder of this Note shall have the right thereafter, at its sole option, to (a) receive the number of Securities of common stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and Other Property as is receivable upon or as a result of such Fundamental Corporate Change by a holder of the number of Securities of Common Stock into which the outstanding portion of this Note may be converted at the Conversion Ratio applicable immediately prior to such Fundamental Corporate Change or (c) require the Company, or such successor, resulting or purchasing corporation, as the case may be, to, without benefit of any additional consideration therefor, execute and deliver to the Holder a Note with substantial identical rights, privileges, powers, restrictions and other terms as this Note in an amount equal to the amount outstanding under this Note immediately prior to such Fundamental Corporate Change. For purposes hereof, **"common stock of the successor or acquiring corporation"** shall include stock of such corporation of any class which is not preferred as to dividends or assets over any other class of stock of such corporation and which is not subject to prepayment and shall also include any evidences of indebtedness, Securities of stock or other securities which are convertible into or exchangeable for any such stock, either immediately or upon the arrival of a specified date or the happening of a specified event and any warrants or other rights to subscribe for or purchase any such stock. The foregoing provisions shall similarly apply to successive Fundamental Corporate Changes.

SECTION 3.5   Surrender of Notes. Upon any redemption of this Note or upon maturity, the Holder shall either deliver this Note by hand to the Company at its principal executive offices or surrender the same to the Company at such address by nationally recognized overnight courier. Payment of the redemption price or the amount due on maturity shall be made by the Company to the Holder against receipt of this Note (unless converted and paid in common stock) by wire transfer of immediately available funds to such account(s) as the Holder shall specify by written notice to the Company (if the Company has not elected to pay this Note with Securities of its Common Stock.

ARTICLE 4
STATUS: RESTRICTIONS ON TRANSFER

SECTION 4.1   Status of Note. This Note constitutes a legal, valid and binding obligation of the Company, enforceable in accordance with its terms subject, as to enforceability, to general principles of equity and to principles of bankruptcy, insolvency, reorganization and other similar laws of general applicability relating to or affecting creditors' rights and remedies generally.

SECTION 4.2   Restrictions on Transfer. This Note, and any Common Securities deliverable upon the conversion hereof, have not been registered under the Securities Act. The Holder by accepting this Note agrees that this Note and the Securities of Common Stock to be acquired as interest on and upon conversion of this Note may not be assigned or otherwise transferred unless and until (i) the Company has received the opinion of counsel for the Holder that this Note or such Securities may be sold pursuant to an exemption from registration under the Securities Act or (ii) a registration statement relating to this Note or such Securities has been filed by the Company and declared effective by the SEC.

FP:  truCrowd

Inner City Opportunity Zone

Inner City Opportunity Zone LLC
800 Village Square Crossing Ste 334
Palm Beach Gardens, FL 33410
561-207-6186

OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,300
Maximum Amount	1,070	$1,070,000	$995,100

Each certificate for Securities of Common Stock deliverable by hereunder shall bear a legend as follows unless and until such securities have been sold pursuant to an effective registration statement under the Securities Act:

"The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). The securities may not be offered for sale, sold or otherwise transferred except (i) pursuant to an effective registration statement under the Securities Act or (ii) pursuant to an exemption from registration under the Securities Act in respect of which the issuer of this certificate has received an opinion of counsel satisfactory to the issuer of this certificate to such effect. Copies of the agreement covering both the purchase of the securities and restrictions on their transfer may be obtained at no cost by written request made by the holder of record of this certificate to the Secretary of the issuer of this certificate at the principal executive offices of the issuer of this certificate."

ARTICLE V.
COVENANTS

SECTION 5.1 <u>Compliance with Laws</u>. So long as this Note shall be outstanding, the Company shall comply with all applicable laws, ordinances, rules, regulations and requirements of governmental authorities, except for such noncompliance which would not have a material adverse effect on the business, properties, prospects, condition (financial or otherwise) or results of operations of the Company and the Subsidiaries.

SECTION 5.2 <u>Inspection of Property, Books and Records</u>. So long as this Note shall be outstanding, the Company shall keep proper books of record and account in which full, true and correct entries shall be made of all material dealings and transactions in relation to its business and activities and shall permit representatives of the Holder at the Holder's expense to visit and inspect any of its respective properties, to examine and make abstracts from any of its respective books and records, not reasonably deemed confidential by the Company, and to discuss its respective affairs, finances and accounts with its respective officers and independent public accountants, all at such reasonable times and as often as may reasonably be desired.

ARTICLE VI.
EVENTS OF DEFAULT; REMEDIES

SECTION 6.1 <u>Events of Default</u>. **"Event of Default"** wherever used herein means any one of the following events:

A. The Company shall default in the payment of principal or interest on this Note as and when the same shall be due and payable and, such default shall continue for ten (10) Business Days after the date such payment was due, or the Company shall fail to perform or observe any other covenant, agreement, term, provision, undertaking or commitment under this Note, and such default shall continue for a period of ten (10) Business Days after the delivery to the Company of written notice that the Company is in default hereunder or thereunder;

B. Any of the representations or warranties made by the Company herein, shall be false or misleading in a material respect on the Closing Date;

C (i)The Company or any Subsidiary admits in writing its inability to pay its debts generally or makes a general assignment for the benefit of creditors, (ii.) institutes or has instituted against it any proceeding seeking to adjudicate it a bankrupt or insolvent, (iii.) liquidation, winding-up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency, reorganization or relief of debtors including any plan of compromise or arrangement or other corporate proceeding involving or affecting its creditors or (iv) the entry of an order for relief or the appointment of a receiver, trustee or other similar person for it or for any substantial part of its properties and assets, and in the case of any such official proceeding instituted against it (but not instituted by it), either the proceeding remains undismissed or unstayed for a period of sixty (60) calendar days, or any of the actions sought in such proceeding (including the entry of an order for relief against it or the appointment of a receiver, trustee, custodian or other similar official for it or for any substantial part of its properties and assets) occurs or (v) takes any corporate action to authorize any of the above actions;

D. The entry of a decree or order by a court having jurisdiction in the premises adjudging the Company or any Subsidiary a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement,

FP:  truCrowd

Inner City Opportunity Zone LLC
800 Village Square Crossing Ste 334
Palm Beach Gardens, FL 33410
561-207-6186

Inner City Opportunity Zone

OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,300
Maximum Amount	1,070	$1,070,000	$995,100

adjustment or composition of or in respect of the Company under the Bankruptcy Code or any other applicable Federal or state law, or appointing a receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of the Company or of any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and any such decree or order continues and is unstayed and in effect for a period of sixty (60) calendar days;

E. The institution by the Company or any Subsidiary of proceedings to be adjudicated a bankrupt or insolvent, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under the Bankruptcy Code or any other applicable federal or state law, or the consent by it to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of the Company or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as and when they become due, or the taking of corporate action by the Company in furtherance of any such action;

F. A final judgment or final judgments for the payment of money shall have been entered by any court or courts of competent jurisdiction against the Company and remains undischarged for a period (during which execution shall be effectively stayed) of thirty (30) days, provided that the aggregate amount of all such judgments at any time outstanding (to the extent not paid or to be paid, as evidenced by a written communication to that effect from the applicable insurer, by insurance) exceeds One Hundred Thousand Dollars ($100,000); or

G. It becomes unlawful for the Company to perform or comply with its obligations under this Note in any respect;

SECTION 6.2   Acceleration of Maturity; Rescission and Annulment. If an Event of Default occurs and is continuing, then and in every such case the Holder may, by a notice in writing to the Company, rescind any outstanding Conversion Notice and declare that all amounts owing or otherwise outstanding under this Note are immediately due and payable and upon any such declaration this Note shall become immediately due and payable in cash or common stock together with all accrued and unpaid interest thereon at the option of the Holder.

SECTION 6.3   Maximum Interest Rate. In the event of a Default, the Default Interest Rate shall be 8% per annum. Notwithstanding anything herein to the contrary, if at any time the applicable interest rate as provided for herein shall exceed the maximum lawful rate which may be contracted for, charged, taken or received by the Holder in accordance with any applicable law (the **"Maximum Rate"**), the rate of interest applicable to this Note shall be limited to the Maximum Rate. To the greatest extent permitted under applicable law, the Company hereby waives and agrees not to allege or claim that any provisions of this Note could give rise to or result in any actual or potential violation of any applicable usury laws.

SECTION 6.4   Remedies Not Waived. No course of dealing between the Company and the Holder or any delay in exercising any rights hereunder shall operate as a waiver by the Holder.

SECTION 6.5 Remedies. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder, by vitiating the intent and purpose of the transaction contemplated hereby. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Note will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Note, that the Holder shall be entitled to all other available remedies at law or in equity, and in addition to the penalties assessable herein, to an injunction or injunctions restraining, preventing or curing any breach of this Note and to enforce specifically the terms and provisions thereof, without the necessity of showing economic loss and without any bond or other security being required.

ARTICLE VII.
MISCELLANEOUS

SECTION 7.1   Notice of Certain Events. In the case of the occurrence of any event described in Section 3.4 of this Note, the Company shall cause to be mailed to the Holder of this Note at its last address as it appears in the Company's security registry, at least twenty (20) days prior to the applicable record, effective or expiration date hereinafter specified (or, if such twenty (20) days' notice is not possible, at the earliest possible date prior to any such record, effective or expiration

FP:  truCrowd

Inner City Opportunity Zone

Inner City Opportunity Zone LLC
800 Village Square Crossing Ste 334
Palm Beach Gardens, FL 33410
561-207-6186

OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,300
Maximum Amount	1,070	$1,070,000	$995,100

date), a notice thereof, including, if applicable, a statement of (1) the date on which a record is to be taken for the purpose of such dividend, distribution, issuance or granting of rights, options or warrants, or if a record is not to be taken, the date as of which the holders of record of Common Stock to be entitled to such dividend, distribution, issuance or granting of rights, options or warrants are to be determined or (2) the date on which such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding-up is expected to become effective, and the date as of which it is expected that holders of record of Common Stock will be entitled to exchange their Securities for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale transfer, dissolution, liquidation or winding-up.

SECTION 7.2   Withholding. To the extent required by applicable law, the Company may withhold amounts for or on account of any taxes imposed or levied by or on behalf of any taxing authority in the United States having jurisdiction over the Company from any payments made pursuant to this Note.

SECTION 7.3   Transmittal of Notices. Except as may be otherwise provided herein, any notice or other communication or delivery required or permitted hereunder shall be in writing and shall be delivered personally, or sent by telecopier machine or by a nationally recognized overnight courier service, and shall be deemed given when so delivered personally, or by telecopier machine or overnight courier to the Company at its principal place of business or to the Holder as indicated on the Subscription Agreement.
Each Holder or the Company may change the foregoing address by notice given pursuant to this Section 7.3.

SECTION 7.4   Governing Law. This Note shall be governed by, and construed in accordance with, the laws of the State of Florida (without giving effect to conflicts of laws principles). With respect to any suit, action or proceedings relating to this Note, the Company irrevocably submits to the exclusive jurisdiction of the courts of the State of Florida sitting in Palm Beach County and the United States District Court located in Palm Beach County, Florida, and hereby waives, to the fullest extent permitted by applicable law, any claim that any such suit, action or proceeding has been brought in an inconvenient forum. Subject to applicable law, the Company agrees that final judgment against it in any legal action or proceeding arising out of or relating to this Note shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of which judgment shall be conclusive evidence thereof and the amount of its indebtedness, or by such other means provided by law.

SECTION 7.5 Waiver of Jury Trial. To the fullest extent permitted by law, each of the parties hereto hereby knowingly, voluntarily and intentionally waives its respective rights to a jury trial of any claim or cause of action based upon or arising out of this Note or any other document or any dealings between them relating to the subject matter of this Note and other documents. Each party hereto (i) certifies that neither of their respective representatives, agents or attorneys has represented, expressly or otherwise, that such party would not, in the event of litigation, seek to enforce the foregoing waivers and (ii) acknowledges that it has been induced to enter into this Note by, among other things, the mutual waivers and certifications herein.

SECTION 7.6 Headings. The headings of the Articles and Sections of this Note are inserted for convenience only and do not constitute a part of this Note.

SECTION 7.7 Payment Dates. Whenever any payment hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

SECTION 7.8 Binding Effect. Each Holder by accepting this Note agrees to be bound by and comply with the terms and provisions of this Note.

SECTION 7.9 No Stockholder Rights. Except as otherwise provided herein, this Note shall not entitle the Holder to any of the rights of a stockholder of the Company, including, without limitation, the right to vote, to receive dividends and


OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,300
Maximum Amount	1,070	$1,070,000	$995,100

other distributions, or to receive any notice of, or to attend, meetings of stockholders or any other proceedings of the Company, unless and to the extent converted into Securities of Common Stock in accordance with the terms hereof.

IN WITNESS WHEREOF, the Company has caused this Note to be signed by its duly authorized officer on the date of this Note.

Inner City Opportunity Zone LLC

By: _____
    Joshua Griggs
Title: Managing Director

COUNTERPART SIGNATURE PAGE TO FORM OF PROMISSORY NOTE
The undersigned desires to loan the Company the Principal Amount shown and indicated on the Subscription Page. The Subscription Page is attached hereto but *not* incorporated herein. The undersigned agrees to abide by all the terms and conditions of the Note as reflected in the Form of Note purchased by the undersigned hereby.

IN WITNESS WHEREOF, the undersigned has executed this counterpart signature page to the Form of the Note as of the last date written below.

Date: _____ Signature: _____

Name: _____

Title: _____

Second signatory if applicable
Date: _____ By: _____

Name: _____

Title: _____

FP:  truCrowd

Inner City Opportunity Zone

Inner City Opportunity Zone LLC
800 Village Square Crossing Ste 334
Palm Beach Gardens, FL 33410
561-207-6186

OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	200	$10,000	$9,300
Maximum Amount	1,070	$1,070,000	$995,100

EXHIBIT B
NOTE CONVERSION NOTICE
FOR COMMON STOCK

TO: Inner City Opportunity Zone LLC (the **"Company"**)

The undersigned hereby irrevocably exercises its option offered by Company to convert $_____ Principal Amount and $_____ Interest of the Note into _____ Securities of Common Stock in accordance with the terms of the Note at the Conversion Ratio then in effect.

The number of Securities of common stock to be received on conversion is calculated as follows:

_____

The Common Stock and certificates therefor deliverable upon conversion, the Note reissued in the Principal Amount not being surrendered for conversion hereby, [the check or Securities of Common Stock in payment of the accrued and unpaid interest thereon to the date of this Notice,] shall be registered in the name of and/or delivered to the name set forth below unless a different name has been provided to the Company. All capitalized terms used and not defined herein have the respective meanings assigned to them in the Note. The conversion pursuant hereto shall be deemed to have been effected at the date and time specified below, and at such time the rights of the Holder of the Principal Amount of the Note set forth above shall cease and the Person or Persons in whose name or names the Common Stock Issued at Conversion shall be registered shall be deemed to have become the holder or holders of record of the Common Securities represented thereby and all voting and other rights associated with the beneficial ownership of such Common Securities shall at such time vest with such Person or Persons.

Date and time: _____

By: _____

Title: _____

Fill in for registration of Note:
Please print name and address:

_____
(including ZIP code number):

FP:  truCrowd

Inner City Opportunity Zone

Inner City Opportunity Zone LLC
800 Village Square Crossing Ste 334
Palm Beach Gardens, FL 33410
561-207-6186

OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,300
Maximum Amount	1,070	$1,070,000	$995,100

EXHIBIT C
SUBSCRIPTION AGREEMENT

The undersigned (hereinafter "**Subscriber**") hereby confirms his/her/its subscription for the purchase of an Inner City Opportunity Zone LLC (the "Company", "we" "our") Convertible Note (the "**Note**" or the "Securities") in an amount as more fully set forth on the Signature Page.

In connection with this subscription, Subscriber and the Company agree as follows:

1.   Purchase and Sale of the Note.

(a)   The Company hereby agrees to issue and to sell to Subscriber, and Subscriber hereby agrees to purchase from the Company, a Note for the aggregate subscription amount set forth on the signature page hereto. The Subscriber understands that this subscription is not binding upon the Company until it is accepted by the Company. The Subscriber acknowledges and understands that acceptance of this Subscription will be made only by a duly authorized representative of the Company executing and mailing or otherwise delivering to the Subscriber at the Subscriber's address set forth herein, a counterpart copy of the signature page to this Subscription Agreement indicating the Company's acceptance of this Subscription. The Company reserves the right, in its sole discretion for any reason whatsoever, to accept or reject this subscription in whole or in part. Following the acceptance of this Subscription Agreement by the Company, the Company shall issue and deliver to Subscriber the Note subscribed for hereunder against payment in U.S. Dollars of the Purchase Price (as defined below). If this subscription is rejected, the Company and the Subscriber shall thereafter have no further rights or obligations to each other under or in connection with this Subscription Agreement. If this subscription is not accepted by the Company, this subscription shall be deemed rejected.

(b)   Subscriber has hereby delivered and paid concurrently herewith the aggregate purchase price for the Note set forth on the signature page hereof in an amount required to purchase and pay for the Note subscribed for hereunder (the "**Purchase Price**"), which amount has been paid in U.S. Dollars by wire transfer or check, subject to collection, to the order of Prime Trust, LLC as the Escrow Agent for Inner City Opportunity Zone LLC

2.   Representations and Warranties of Subscriber. Subscriber represents and warrants to the Company as follows:

(a)   Subscriber acknowledges that the proceeds from the sale of the Note will be used to enter into the cannabis industry and that cannabis remains a controlled substance under federal law and that the cultivation, possession of distribution of cannabis is a felony.

(b)   Subscriber acknowledges that the Company has never generated revenues and that there is a substantial risk that the Company will default on its obligations under the Convertible Note (the "Note").

(c)   Subscriber acknowledge that neither the Note nor the Securities of common stock that may be received on conversion of the Note will be registered under the Act on the ground that the issuance thereof is exempt under either Regulation D and/or Section 4(2) of the Act as a transaction by an issuer not involving any public offering.


Inner City Opportunity Zone

OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,300
Maximum Amount	1,070	$1,070,000	$995,100

(d) Subscriber is purchasing the Note subscribed for hereby for investment purposes and not with a view to distribution or resale.

(e) Subscriber acknowledges that there is no market for the Company's Note or the Securities of common stock that may be issued on conversion. As a result, the Securities must be held indefinitely.

(e) Subscriber acknowledges that Subscriber has had the opportunity to ask questions of, and receive answers from the Company or any authorized person acting on its behalf concerning the Company and its business and to obtain any additional information, to the extent possessed by the Company (or to the extent it could have been acquired by the Company without unreasonable effort or expense) necessary to verify the accuracy of the information received by Subscriber. The Subscriber has had the opportunity to discuss the Company's business, management and financial affairs with the Company's management or any authorized person acting on its behalf. Subscriber has received and reviewed all the information concerning the Company both written and oral, that Subscriber desires. Without limiting the generality of the foregoing, Subscriber has been furnished with or has had the opportunity to acquire, and to review: all information that Subscriber desires with respect to the Company's business, management, financial affairs and prospects.

(f) Subscriber acknowledges that the Subscriber has reviewed the Company's information as provided. That the Company is a new company with limited assets.

(g) Subscriber has all requisite legal and other power and authority to execute and deliver this Subscription Agreement and to carry out and perform Subscriber's obligations under the terms of this Subscription Agreement.

(h) Subscriber has carefully considered and has discussed with the Subscriber's legal, tax, accounting and financial advisors, to the extent the Subscriber has deemed necessary, the suitability of this investment and the transactions contemplated by this Subscription Agreement for the Subscriber's particular federal, state, local and foreign tax and financial situation and has independently determined that this investment and the transactions contemplated by this Subscription Agreement are a suitable investment for the Subscriber. Subscriber has relied solely on such advisors and not on any statements or representations of the Company or any of its agents.

(i) Subscriber acknowledges that an investment in the Securities is speculative and involves a high degree of risk and that Subscriber can bear the economic risk of the purchase of the Securities, including a total loss of his/her/its investment.

(j) Subscriber acknowledges that no federal, state or foreign agency has recommended or endorsed the purchase of the Securities.

(k) Subscriber acknowledges that the Securities are and will be, when issued, "restricted securities" as that term is defined in Rule 144 of the general rules and regulations under the Act.

(l) Subscriber understands that any and all certificates representing the Note or any securities that may be issued upon the conversion of the Note, and any and all securities issued in replacement thereof or in exchange therefore shall bear the following legend or one substantially similar thereto, which Subscriber has read and understands:

FP: truCrowd


Inner City Opportunity Zone

Inner City Opportunity Zone LLC
800 Village Square Crossing Ste 334
Palm Beach Gardens, FL 33410
561-207-6186

OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,300
Maximum Amount	1,070	$1,070,000	$995,100

(m)   Subscriber represents that: (i) Subscriber is able to bear the economic risks of an investment in the Securities and to afford a complete loss of the investment, and (ii) (A) Subscriber could be reasonably assumed to have the ability and capacity to protect his/her/its interests in connection with this subscription; or (B) Subscriber has a pre-existing personal or business relationship with either the Company or any affiliate thereof of such duration and nature as would enable a reasonably prudent purchaser to be aware of the character, business acumen and general business and financial circumstances of the Company or such affiliate and is otherwise personally qualified to evaluate and assess the risks, nature and other aspects of this subscription.

(n)   Subscriber acknowledges that no warranties nor guarantees have been made in connection with the purchase of the Note.

3.   <u>Representations and Warranties of the Company</u>. The Company represents and warrants to Subscriber as follows:

(a)   The Company is duly organized and validly exists as a corporation in good standing under the laws of the State of Florida.

(b)   The Company has all such corporate power and authority to enter into, deliver and perform this Subscription Agreement.

(c)   All necessary corporate action has been duly and validly taken by the Company to authorize the execution, delivery and performance of this Subscription Agreement by the Company, and the issuance and sale of the Securities to be sold by the Company pursuant to this Subscription Agreement. This Subscription Agreement has been duly and validly authorized, executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles.

4.   <u>Indemnification</u>. Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors, employees, shareholders, agents, attorneys, representatives and affiliates, and any person acting for or on behalf of the Company from and against any and all damage, loss, liability, cost and expense (including reasonable attorneys' fees and disbursements) which any of them may incur by reason of the failure by Subscriber to fulfill any of the terms and conditions of this Subscription Agreement, or by reason of any breach of the representations and warranties made by Subscriber herein, or in any other document provided by Subscriber to the Company in connection with this investment. All representations, warranties and covenants of each of Subscriber and the Company contained herein shall survive the acceptance of this subscription and the Closings.

5.   <u>Compliance with Laws and Other Instruments</u>. The signature and delivery of the Subscription Documents, the consummation of the transactions contemplated hereby and thereby in accordance with the terms and conditions of the Memorandum, the Form of Note, and the Subscription Documents, and the performance of the Subscriber's obligations hereunder and thereunder will not conflict with, or result in any violation of or default under, any other instrument to which Subscriber is a party or by which the Subscriber or any of the Subscriber's properties are bound or any permit, franchise, judgment, decree, statute, rule or regulation applicable to the Subscriber or the Subscriber's properties.

FP:  truCrowd

Inner City Opportunity Zone

Inner City Opportunity Zone LLC
800 Village Square Crossing Ste 334
Palm Beach Gardens, FL 33410
561-207-6186

OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,300
Maximum Amount	1,070	$1,070,000	$995,100

6.   Update of Representations and Warranties; Reliance by the Company. All information Subscriber has provided or will provide to the Company regarding the Subscription Documents is true, correct and complete as of the date of execution of this Agreement and as of the date of Closing. Subscriber will promptly provide to the Company written notice of any material changes to information provided to the Company. Subscriber acknowledges and understands the Company will rely on the representations and warranties contained in this Agreement to determine the applicability of certain securities laws, the suitability of Subscriber as an investor in the Company, and for certain other purposes.

7.   Tax Considerations. The Subscriber is not relying on the Company, its managers, or professional advisers regarding tax considerations involved in an investment in the Notes. Subscriber understands and acknowledges that there are no assurances as to the tax results of this Agreement. SUBSCRIBER HAS HAD THE OPPORTUNITY TO CONSULT WITH SUBSCRIBER'S OWN LEGAL, ACCOUNTING, TAX, INVESTMENT AND OTHER ADVISERS WITH RESPECT TO THE TAX TREATMENT OF AN INVESTMENT IN THE NOTES AND THE MERITS AND RISKS OF AN INVESTMENT IN THE NOTES.

8.   Miscellaneous.

(a)   Subscriber agrees not to transfer or assign this Subscription Agreement or any of Subscriber's interest herein and further agrees that the transfer or assignment of the Securities acquired pursuant hereto shall be made only in accordance with all applicable laws.

(b)   Subscriber agrees that Subscriber cannot cancel, terminate, or revoke this Subscription Agreement or any agreement of Subscriber made hereunder, and this Subscription Agreement shall survive the death or legal disability of Subscriber and shall be binding upon Subscriber's heirs, executors, administrators, successors, and permitted assigns.

(c)   Subscriber has read and has accurately completed this entire Subscription Agreement.

(d)   This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended or waived only by a written instrument signed by all parties.

(e)   Subscriber acknowledges that it has been advised and has had the opportunity to consult with Subscriber's own attorney regarding this subscription and Subscriber has done so to the extent that Subscriber deems appropriate.

(f)   Any notice or other document required or permitted to be given or delivered to the parties hereto shall be in writing and sent: (i) by fax if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), or (b) by registered or certified mail with return receipt requested (postage prepaid) or (c) by a recognized overnight delivery service (with charges prepaid) to the mailing address of the Company or if to the Subscriber, at its address set forth on the signature page to this Subscription Agreement, or such other address as Subscriber or the Company shall have specified in writing. .

(g)   Failure of the Company to exercise any right or remedy under this Subscription Agreement or any other agreement between the Company and the Subscriber, or otherwise, or any delay by the Company in

FP:  truCrowd

Inner City Opportunity Zone

Inner City Opportunity Zone LLC
800 Village Square Crossing Ste 334
Palm Beach Gardens, FL 33410
561-207-6186

OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	200	$10,000	$9,300
Maximum Amount	1,070	$1,070,000	$995,100

exercising such right or remedy, will not operate as a waiver thereof. No waiver by the Company will be effective unless and until it is in writing and signed by the Company.

(h)   This Subscription Agreement shall be enforced, governed and construed in all respects in accordance with the laws of the State of Florida, as such laws are applied by the Florida courts except with respect to the conflicts of law provisions thereof, and shall be binding upon the Subscriber and the Subscriber's heirs, estate, legal representatives, successors and permitted assigns and shall inure to the benefit of the Company, and its successors and assigns.

(i)   Any legal suit, action or proceeding arising out of or relating to this Subscription Agreement or the transactions contemplated hereby shall be instituted exclusively in the Circuit Court in and for Palm County, Florida.   The parties hereto hereby: (i) waive any objection which they may now have or hereafter have to the venue of any such suit, action or proceeding, and (ii) irrevocably consent to the jurisdiction of the Circuit Court in and for Palm Beach County, Florida.

(j)   If any provision of this Subscription Agreement is held to be invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed modified to conform with such statute or rule of law. Any provision hereof that may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provisions hereof.

(k)   The parties understand and agree that money damages would not be a sufficient remedy for any breach of this Subscription Agreement by the Company or the Subscriber and that the party against which such breach is committed shall be entitled to equitable relief, including an injunction and specific performance, as a remedy for any such breach, without the necessity of establishing irreparable harm or posting a bond therefor. Such remedies shall not be deemed to be the exclusive remedies for a breach by either party of this Subscription Agreement but shall be in addition to all other remedies available at law or equity to the party against which such breach is committed.

(l)   This Agreement may be amended, and the observance of any provision may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of each party to be bound by such an amendment or waiver. No provision of this Agreement will be deemed to have been waived unless a waiver is contained in a written notice given to the party claiming waiver has occurred, and no waiver shall be deemed to be a waiver of any other or further obligation or liability of the party in whose favor the waiver was given. It is understood that this Agreement is not binding on the Company until the Company accepts it, which acceptance is at the sole discretion of the Company and shall be noted by execution of this Agreement where indicated. Subscriber hereby acknowledges that this Agreement may not be revoked by the Subscriber. Subscriber agrees that if this Agreement is accepted, Subscriber shall, and Subscriber hereby elects to, execute any and all further documents necessary in connection with this Agreement.

(m)   All representations and warranties contained in this Agreement or made in writing by Subscriber or by the Company in connection with this Agreement or the Subscription Documents will survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of the Company or Subscriber, and the issuance and sale of the Notes.


Inner City Opportunity Zone

OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,300
Maximum Amount	1,070	$1,070,000	$995,100

(n)   This Agreement and the representations and warranties contained herein will be binding upon and inure to the benefit of and be enforceable by the respective successors and permitted assigns of Subscriber and the Company.

(o)   Whenever notice is required or permitted by this Agreement to be given, it shall be in writing. When notice is given to Subscriber, it shall be pursuant to the instructions set forth in Subscriber's Notification Information Page or to an update thereto as Subscriber shall provide to the Company in writing. When notice is given to the Company, it shall be sent to Inner City Opportunity Zone LLC 800 Village Square Crossing Ste 334, Palm Beach Gardens, Florida 33410 or to another address as the Company shall provide to the Subscriber in writing. Electronic mail is permitted as a means to give notice. Notice given by electronic mail shall be effective upon receipt, if confirmed. Notice given by mail or personal delivery shall be effective upon delivery. Notices received on non–business days in the jurisdiction of the addressee are not deemed effective until the next business day. A copy of all notices sent to the Company shall be delivered with an email copy to info@icopportunityz.com

(p)   Subscriber irrevocably constitutes and appoints the Company's manager with full power of substitution, as the undersigned's true and lawful representative and attorney-in fact for the undersigned with respect to the Company and the Notes, granting unto such attorney-in-fact full power and authority on behalf and in the name, place and stead of the Subscriber to make, execute, acknowledge, deliver, answer to, file and record in all necessary or appropriate places any documents, tax elections, certificates or instruments which may be considered necessary or desirable by the Company to carry out fully the provisions of this Agreement and the Memorandum. The foregoing is a special power of attorney coupled with an interest, is irrevocable, and shall survive the death, incompetence or incapacity of Subscriber. Subscriber hereby agrees to be bound by all of the actions of the Company's manager as attorney-in-fact and irrevocably waives any and all defenses which may be available to the Subscriber to contest, negate or disaffirm the actions of the Company's manager or officers, or successors under this Power of Attorney, and hereby ratifies and confirms all acts which said attorney-in-fact may take as attorney-in-fact hereunder in all respects, as though performed by the Subscriber.

(q)   All pronouns and any variations thereof used herein shall be deemed to refer to the masculine, feminine, singular or plural, as identity of the person or persons may require.

(r)   This Subscription Agreement may be executed in counterparts and by facsimile, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, Subscriber has caused this Subscription Agreement to be executed as of the date indicated below.

$_____

Purchase Price

_____   _____
Print or Type Name   Print or Type Name (Joint-owner)

FP:  truCrowd

OFFERING STATEMENT

200 Units of Convertible Notes at $50 per Unit			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	200	$10,000	$9,300
Maximum Amount	1,070	$1,070,000	$995,100

_____   _____
Signature   Signature (Joint-owner)

_____   _____
Date   Date (Joint-owner)

Acceptance:

IN WITNESS WHEREOF, the Company has caused this Subscription Agreement to be executed, and the foregoing subscription accepted, as of the date indicated below, as to an aggregate of $_____ of the Company's Note.

Inner City Opportunity Zone LLC

By: _____